Exhibit 99c
                                                                     -----------


KINROSS GOLD CORPORATION

For the period ended March 31, 2002

All amounts are expressed in U.S dollars unless otherwise stated


Cautionary Statement This document includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("the Company"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. In the first quarter of 2002, the Company's three primary mines produced more gold equivalent ounces at slightly higher total cash costs per ounce than the first quarter of the previous year. Excluding the cash gain on the restructuring of gold forward sales contracts during the first quarter of 2001, cash flow provided from operating activities improved dramatically in the first quarter of 2002 when compared to the first quarter of 2001. During the quarter, the Company continued with its strategy to reduce the outstanding convertible preferred shares of Kinam ("Kinam Preferred Shares"), thus improving the perceived quality of our balance sheet. During the first quarter the Company's net free cash balance increased by $9.0 million. "We continue to remain focused on our total obligations and on reducing those wherever possible" Robert M. Buchan, Chairman and Chief Executive Officer said, "During the first quarter we repaid $10.5 million of long-term debt and completed a cash tender offer acquiring Kinam Preferred Shares with a book value of $35.6 million for $10.4 million".


FIRST QUARTER CONSOLIDATED RESULTS

Gold equivalent production of 225,302 ounces at total cash costs of $197 per ounce, combined with positive changes in working capital resulted in cash flow provided from operating activities of $19.9 million or $0.06 per share during the first quarter of 2002. This compares to gold equivalent production of 239,352 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $32.7 million or $0.11 per share during the first quarter of 2001, which included $21.1 million or $0.07 per share of proceeds from the restructuring of gold forward sales contracts. The Company recorded a net loss of $7.9 million or $0.03 per share for the first quarter of 2002, compared to a net loss of $3.5 million or $0.02 per share for the first quarter of 2001. The 2001 first quarter results as well as the December 31, 2001 balance sheet have been restated to comply with the new Canadian GAAP treatment of unrealized foreign exchange gains (see Note 2 to the Consolidated Financial Statements for details of this restatement).

REVENUES

Gold and Silver Sales The Company's primary source of revenue is from the sale of its gold production. The Company sold 231,673 ounces of gold during the first quarter of 2002, compared with 229,909 ounces in 2001. Revenue from gold and silver sales was $68.8 million in the first quarter of 2002 compared with $64.1 million in 2001. Revenue from gold and silver sales in the first quarter of 2002 was higher than 2001 due to higher realized prices. In the first quarter of 2002, the Company realized $295 per ounce of gold, compared with $277 in 2001. The average spot price for gold was $290 per ounce in the first quarter of 2002 compared with $264 in 2001.

SUMMARY INFORMATION

                                                 Three months ended March 31,
                                                     2002              2001
Attributable gold equivalent production
 - ounces                                          225,302          239,352
Attributable gold production
 - ounces                                          223,956          237,392
Gold sales - ounces
 (excluding equity accounted ounces)               231,673          229,603
Gold revenue (millions)                             $ 68.3           $ 63.6
Average realized gold price per ounce               $  295           $  277
Average spot gold price per ounce                   $  290           $  264

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices of gold and silver for the two comparative periods. The resulting ratios are 64.70:1 in 2002 and 58.06:1 in 2001.

Interest and Other Income The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during the first quarter of 2002 totaled $1.2 million compared with $2.5 million in 2001. Interest and other income in the first quarter of 2002 declined due to lower interest earned on cash deposits due to substantially lower interest rates.

Mark-to-Market Gain (Loss) on Written Call Options Premiums received at the inception of written call options are recorded as a liability at the time of issuance. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options during the first quarter of 2002 resulted in a mark to market loss of $1.0 million compared with a gain of $3.1 million in 2001.

COSTS AND EXPENSES

Operating Costs Gold sales in the first quarter of 2002, (excluding equity accounted ounces) increased by 1% when compared with 2001 first quarter sales, while operating costs increased by 5%. Consolidated operating costs were $46.8 million in the first quarter of 2002 compared to $44.7 million in 2001. Total cash costs per ounce of gold equivalent produced were $197 in the first quarter of 2002 compared to $191 in 2001. Total cash costs per ounce of gold equivalent in the first quarter of 2002, when compared to 2001, improved at the Hoyle Pond mine, remained constant at the Kubaka mine and increased at the Fort Knox mine.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production                        Three months ended March 31,
in ounces and per ounce amounts)                      2002              2001

Operating costs per financial statements           $  46.8          $  44.7
Kinross' share of Dayton's operating costs             1.5              2.1
Blanket mine operating costs                           2.5               --
Site restoration cost accruals                        (0.8)            (0.4)
Change in bullion inventory and other                 (5.7)            (0.8)
Operating costs for per ounce
 calculation purposes                              $  44.3          $  45.6
Gold equivalent production - ounces                225,302          239,352
Total cash costs per equivalent ounce of gold      $   197          $   191

Details of the individual mine performance are discussed in the following sections.

Fort Knox Mine The Fort Knox open pit mine, located near Fairbanks, Alaska includes the results of operations for both the True North and Fort Knox open pit mines. Gold equivalent production in the first quarter of 2002 was 93,160 ounces compared to 100,347 in 2001. During the first quarter of 2002, total cash costs were $256 per ounce of gold equivalent compared to $186 in 2001. Cash production costs were $5.2 million higher than the first quarter of 2001 due primarily to the operation of the True North mine, which was not active during the same period in 2001. Total cash costs per ounce exceeded plan by 7% due primarily to lower than reserve grades coming from the Fort Knox open pit. The current mine plan has mining of this lower grade portion of the Fort Knox open pit ending in the second quarter of 2002. The True North open pit provided slightly higher than anticipated grades demonstrating a much-improved reconciliation with the revised True North reserve model. Also impacting costs during the first quarter of 2002 when compared to 2001 was significant planned maintenance spending on the Fort Knox operating fleet. This maintenance effort will be completed early in the second quarter resulting in reduced costs and higher equipment availability and production for the remainder of the year. Estimated production and total cash costs per ounce for the year remain unchanged from previous estimates of 440,000 ounces of gold equivalent at total cash costs of $210 per ounce.

Capital expenditures at the Fort Knox operations during the first quarter of 2002 were $1.0 million compared with $7.9 million during 2001. Capital expenditures during the first quarter of 2002 involved engineering and design work on the new thickener at the Fort Knox mill and the purchase of a road grader for the True North mine.

Hoyle Pond Mine The Hoyle Pond underground mine is located in Timmins, Ontario. Gold equivalent production in the first quarter of 2002 was 53,476 ounces compared to 36,066 ounces in 2001. In the first quarter of 2002, total cash costs were $144 per ounce of gold equivalent compared to $208 in 2001. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. Higher gold equivalent production due to a 28% increase in the grade of ore processed, and a 7% increase in mill tonnages processed, resulted in the lower per ounce total cash costs.

Capital expenditures at the Hoyle Pond operations during the first quarter of 2002 were $1.7 million compared to $3.0 million during 2001. Capital expenditures during the first quarter of 2002 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements.

The Company is currently involved in completing due diligence and negotiating the joint venture agreement with Placer Dome Inc. that will combine the two companies operations in the Porcupine mining camp located in Timmins, Ontario. Once completed and effective, which is anticipated to be early in the third quarter of 2002, the Company will provide revised estimates of its share of production, total cash costs and capital expenditures for 2002. Preliminary expectations, based on an assumed effective date of July 1, 2002 for the joint venture are for Kinross Timmins gold production in 2002 to grow to almost 200,000 ounces at total cash costs of approximately $175 per ounce.

Kubaka Mine (54.7% Ownership Interest) The Kubaka open pit mine is located in the Magadan Oblast in the Russian Far East. The Company's share of gold equivalent production in the first quarter of 2002 was 56,645 ounces compared to 56,175 ounces in 2001. In the first quarter of 2002, total cash costs were $141 per gold equivalent ounce unchanged from 2001. The Kubaka mine continues to perform exceptionally well. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. In the first quarter of 2002, mill tonnages processed declined by 7%, which was compensated by an 8% increase in the grade of the ore processed.

Open pit mining operations at Kubaka will continue until the third quarter of 2002. After the open pits are exhausted, gold reserves will be mined in the North High Wall, Center Zone and North Vein using underground mining methods. This program is scheduled to start in the third quarter of 2002 and continue through the second quarter of 2003. Currently, final approval of mine plans is being sought for these projects.

Exploration activities at the Birkachan project continued during the quarter. The Company completed a preliminary estimate of mineral resources for the Birkachan project during the first quarter. The Company is pleased to announce the inferred resources (100% basis) are estimated to contain 726,700 tonnes at a grade of 18.76 grams per tonne for approximately 438,000 ounces of gold. The Company has commenced the process of converting the exploration license at Birkachan to a mining license.

Other Operations In addition to its primary operating mines, the Company has ownership interests in other locations including the Refugio mine, which is in residual leach production and the Blanket mine in Zimbabwe. Gold equivalent production at these locations during the first quarter of 2002 was a total of 22,021 ounces of gold equivalent at total cash costs of $219 per ounce.

OTHER EXPENSES

General, administration and exploration expenditures totaled $4.4 million in the first quarter of 2002 compared with $4.6 million in 2001. The Company continues to focus on containment of its overhead costs, but anticipates higher exploration spending during the next three quarters. Exploration activities will increase as the Company completes the exploration programs required to expend the flow-through funds raised in late 2001.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization totaled $21.8 million during the first quarter of 2002 compared with $19.4 million in 2001. Depreciation, depletion and amortization have increased to $94 per equivalent ounce of gold sold in the first quarter of 2002 from $84 in 2001. Depreciation, depletion and amortization increased primarily due to a change in the mix of production at the Fort Knox Mine. The True North production has a higher per ounce charge than the Fort Knox production.

Interest Expense on Long-Term Liabilities Interest expense on long-term liabilities totaled $1.5 million during the first quarter of 2002, compared with $2.6 million in 2001. Interest expense on long-term liabilities during the first quarter of 2002 is comprised of $0.6 million related to the Fort Knox industrial revenue bonds and capital leases, $0.7 million on the debt component of convertible debentures and the balance on the Kubaka project financing debt. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates.

Provision for Income and Mining Taxes Provision for income and mining taxes totaled $1.4 million during the first quarter of 2002 compared with $1.0 million in 2001. Income taxes during the first quarter of 2002 were comprised of $1.3 million of Russian income taxes and Canadian large corporations tax of $0.1 million.

Dividends on Convertible Preferred Shares of Subsidiary Company Cumulative dividends accrued on the convertible preferred shares of subsidiary company ("Kinam Preferred Shares") held by non-affiliated shareholders were $0.8 million during the first quarter of 2002 compared with $1.7 million in 2001. A lower number of Kinam Preferred Shares held by non-affiliated shareholders when compared with the first quarter of 2001 resulted in the lower dividend accrual.

LIQUIDITY AND FINANCIAL RESOURCES

Operating Activities Cash flow provided from operating activities during the first quarter of 2002 was $19.9 million compared with $32.7 million in 2001. Included in the first quarter 2001 cash flow from operating activities was $21.1 million of cash flow generated upon the restructuring of certain spot deferred forward sales contracts. The first quarter 2002 cash flow from operating activities was positively effected by nominally higher gold sales and a 6% increase in average realized gold prices. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

Financing Activities During the first quarter of 2002, the Company completed an equity issue and issued 23.0 million common shares from treasury for net proceeds of $18.5 million. The majority of the funds received were used on March 28, 2002 to acquire Kinam Preferred Shares with a book value of $35.6 million for $10.4 million ($11.1 million including costs of the tender offer).

The debt component of convertible debentures was reduced by $1.3 million during the first quarter of 2002 compared to $1.3 million during 2001. Long-term debt repayments were $10.5 million during the first quarter of 2002 compared to $24.3 million during 2001. Long-term debt repayments during the first quarter of 2002 were comprised of $9.0 million of the Fort Knox industrial revenue bonds, $1.0 million of capital leases and $0.5 million of Kubaka project financing debt.

The Company did not declare and pay any dividends on the Kinam Preferred Shares during the first quarter of 2002 or 2001.

As at March 31, 2002, the Company had a $50.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at March 31, 2002, $54.0 million of letters of credit were issued under this facility, which required the Company to restrict $4.0 million of cash as security for the excess letters of credit outstanding. The Company has extended the final maturity date of the operating line of credit to April 2, 2003. The Company is currently in the process of re-marketing this credit facility with the intention of increasing its size and extending the final maturity date.

As at March 31, 2002, the Company's long-term debt consists of $3.7 million relating to the Kubaka project financing, $40.0 million of Fort Knox industrial revenue bonds and various capital leases and other debt of $9.9 million. The current portion of the long-term debt is $22.1 million.

Investing Activities Capital expenditures decreased by 73% in the first quarter of 2002 compared with 2001. During the first quarter of 2002, $3.1 million was spent on capital additions, compared to $11.5 million in 2001. The first quarter 2002 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 90% of total capital expenditures incurred at these two mines. Capital expenditures were financed out of cash flow from operating activities.

Commodity Price Risks The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2002 are as follows: Ounces Call Options Average Hedged Average Sold Strike Year 000 0z Price 000 0z Price

2002                225             $ 285              50           $   340
2003                138               277             100               320
2004                138               277              50               340
2005                 38               296              --                --
Total                                 539                               200

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fairvalue of the gold forward sales and spot deferred forward sales contracts was negative $14.2 million.

CONTINGENCIES

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al.v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

OUTLOOK

As at March 31, 2002, the Company has $78.3 million of working capital, which includes a strong cash balance. The Company is continually focused on improving its balance sheet by reducing its obligations. In addition, the recently announced intent to form the Porcupine Area Joint Venture with Placer Dome combined with improved cash flow from operating activities due to higher spot gold prices should allow the Company to pursue opportunities as they present themselves.

Mr. Buchan, Chairman and CEO, is also pleased to announce the appointment of Mr. Scott Caldwell to the positions of President and Chief Operating Officer. Mr. Caldwell, previously Senior Vice President of Operations for Kinross, assumes this role following the appointment of Art Ditto, previously President and COO, to the position of Vice Chairman. Mr. Buchan stated "We welcome Scott to his new positions and thank Art for his contributions over the years and we look forward to his continued strategic counsel to the Company's operations and development efforts in his new role."


Robert M. Buchan
Chairman and Chief Executive Officer
April 30, 2002



GOLD EQUIVALENT PRODUCTION - OUNCES

                                        Three months ended March 31,
                                            2002              2001
Primary operations:
         Fort Knox                         93,160          100,347
         Hoyle Pond                        53,476           36,066
         Kubaka(1)                         56,645           56,175
                                          203,281          192,588

Other operations:
         Refugio(2)                         6,590           25,827
         Blanket                            9,697           10,169
         Denton-Rawhide(3)                  3,876            4,403
         Andacollo(3)                       1,858            3,582
         Hayden Hill                          --             1,065
         Guanaco                              --             1,718
                                           22,021           46,764
Total gold equivalent ounces             225,302           239,352


CONSOLIDATED PRODUCTION COSTS

                                      Three months ended March 31,
($ per ounce of gold equivalent)         2002              2001

Cash operating costs                  $  191              $ 184
Royalties                                  6                  7
Total cash costs                         197                191
Reclamation                                4                  2
Depreciation and amortization             94                 84
Total production costs                $  295              $ 277

(1)   Represents the Companys's 54.7% ownership interest.
(2)   Represents the Companys's 50% ownership interest.
(3) Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the 32% Dayton ownership interest.




CASH OPERATING COSTS

                                        Three months ended March 31,
($ per ounce of gold equivalent)          2002              2001
Primary operations:
         Fort Knox                       $ 256             $ 186
         Hoyle Pond                        143               207
         Kubaka                            122               120
                                           189               170

Other operations:
         Refugio                           117               231
         Blanket                           253               218
         Denton-Rawhide                    230               268
         Andacollo                         287               259
         Hayden Hill                        --               280
         Guanaco                            --               413
                                           211               242
                                         $ 191             $ 184


TOTAL CASH COSTS

                                              Three months ended March 31,
($ per ounce of gold equivalent)                 2002              2001
Primary operations:
         Fort Knox                               $ 256           $ 186
         Hoyle Pond                                144             208
         Kubaka                                    141             141
                                                   195             177

Other operations:
         Refugio                                   133             244
         Blanket                                   257             218
         Denton-Rawhide                            233             268
         Andacollo                                 295             264
         Hayden Hill                                --             289
         Guanaco                                    --             436
                                                   219             250
                                                 $ 197           $ 191

GOLD EQUIVALENT PRODUCTION AND COST SUMMARY
Three months ended March 31,                       2002             2001

Fort Knox
Tonnes milled/crushed (000's)(1)                 3,545.4          3,303.1
Grade (grams per tonne)                             0.98             1.09
Recovery                                             83%              87%
Gold equivalent production to dore(2)             93,160          100,347
Per ounce:
         Total cash costs                        $   256         $    186
         Depreciation, depletion
                  and amortization                   118               81
         Site restoration cost accruals                3                3
         Total production costs                  $   377         $    270

Hoyle Pond
Tonnes milled/crushed (000's)(1)                   122.7            114.7
Grade (grams per tonne)                            14.80            11.54
Recovery                                             92%              85%
Gold equivalent production to dore(2)             53,476           36,066
Per ounce:
         Total cash costs                        $   144         $    208
         Depreciation, depletion
                  and amortization                    66               97
         Site restoration cost accruals                7                1
         Total production costs                  $   217         $    306

Kubaka(3)
Tonnes milled/crushed (000's)(1)                   209.0            222.8
Grade (grams per tonne)                            15.55            14.40
Recovery                                             98%              98%
Gold equivalent production to dore(2)             56,645           56,175
Per ounce:
         Total cash costs                        $   141         $    141
         Depreciation, depletion
                  and amortization                    83               99
         Site restoration cost accruals                4               --
         Total production costs                  $   228         $    240


cont'd

Three months ended March 31,                         2002              2001
Refugio(4)
Tonnes milled/crushed (000's)(1)                      --             2,857.2
Grade (grams per tonne)                               --                0.97
Recovery                                              --                 64%
Gold equivalent production to dore(2)              6,590              25,827
Per ounce:
         Total cash costs                          $ 133              $  244
         Depreciation, depletion
         and amortization                             --                 --
         Site restoration cost accruals               --                 --
         Total production costs                    $ 133              $  244

Blanket
Tonnes milled/crushed (000's)(1)                   281.0               275.6
Grade (grams per tonne)                             1.55                1.56
Recovery                                             69%                 74%
Gold equivalent production to dore(2)              9,697             10,169
Per ounce:
         Total cash costs                          $ 257              $ 218
         Depreciation, depletion
                  and amortization                    --                 62
         Site restoration cost accruals               --                  3
         Total production costs                    $ 257              $ 283

(1)   Tonnes milled/crushed represents 100% of mine production
(2)   Gold equivalent to dore represents the Company's share
(3)   54.7% ownership interest
(4)   50% ownership interest



CONSOLIDATED BALANCE SHEETS

                                                     As at        As at
                                                   March 31     December 31
(expressed in millions of U.S. dollars)              2002           2001
(unaudited)

Assets                                                         (Re-stated
                                                                - Note 2)
Current assets
         Cash and cash equivalents                  $ 90.0       $  81.0
         Restricted cash                               4.0            --
         Accounts receivable                           9.2          13.8
         Inventories                                  38.7          42.4
         Marketable securities                         0.3           1.5
                                                     142.2         138.7
Property, plant and equipment (Note 4)               374.1         415.0
Long-term investments                                 13.2          12.9
Deferred charges and other assets                     11.5          11.0

                                                    $541.0       $ 577.6

Liabilities
Current liabilities
         Accounts payable and accrued liabilities   $ 30.3       $  31.0
         Current portion of long-term debt            22.1          33.1
         Current portion of site restoration cost
          accruals                                    11.5          12.6
                                                      63.9          76.7

Long-term debt                                        31.5          31.0
Site restoration cost accruals                        43.8          43.0
Future income and mining taxes                         3.3           3.3
Deferred revenue                                       8.3           9.6
Other long-term liabilities                            6.7           6.0
Debt component of convertible debentures              24.9          26.0
Redeemable retractable preferred shares                2.4           2.4
                                                     184.8         198.0

Convertible preferred shares of subsidiary company
   (Note 4)                                           13.2          48.0

Common shareholders' equity
Common share capital                                 964.7         945.7
Contributed surplus                                   12.9          12.9
Equity component of convertible debentures           127.0         124.8
Deficit                                             (733.2)       (723.2)
Cumulative translation adjustments                   (28.4)        (28.6)
                                                     343.0         331.6
                                                    $541.0       $ 577.6

Contingencies (Note 8)


Consolidated Statements of Operations

                                                    Three months ended March 31,
(expressed in millions of U.S. dollars except per    2002          2001
share amounts) (unaudited)
Revenue                                                          (Re-stated
                                                                    Note 2)

Mining revenue                                      $ 68.8       $  64.1
Interest and other income                              1.2           2.5
Mark to market (loss) gain on call options            (1.0)          3.1
                                                      69.0          69.7

Expenses
Operating                                             46.8          44.7
General and administrative                             2.3           2.7
Exploration and business development                   2.1           1.9
Depreciation, depletion and amortization              21.8          19.4
                                                      73.0          68.7
(Loss) income before the undernoted                   (4.0)          1.0
Gain on sale of marketable securities                  0.3             -
Foreign exchange (loss) gain                          (0.8)          1.2
Share in income (loss) of investee companies           0.3          (0.4)
Interest expense on long-term liabilities             (1.5)         (2.6)
Loss before taxes and dividends on convertible
         preferred shares of subsidiary company       (5.7)         (0.8)

Provision for income and mining taxes                 (1.4)         (1.0)

Loss for the period before dividends on convertible
         preferred shares of subsidiary company       (7.1)         (1.8)

Dividends on convertible preferred shares of
         subsidiary company                           (0.8)         (1.7)

Net loss for the period                               (7.9)         (3.5)

Increase in equity component of convertible
         debentures                                   (2.1)         (1.9)

Net loss attributable to common shares              $(10.0)      $  (5.4)

Net loss per share
Basic and fully diluted                             $(0.03)      $ (0.02)

Weighted average number common shares outstanding    337.7         300.9
Total outstanding and issued common shares at
         March 31                                    358.1         301.3



Consolidated Statements of Cash Flows

                                                                             Three months ended March 31,
(expressed in millions of U.S. dollars) (unaudited)                               2002            2001
Net inflow (outflow) of cash related to the following activities:
                                                                                              (Re-stated
                                                                                               - Note 2)
Operating:
Loss for the period before dividends on convertible preferred shares
         of subsidiary company                                                  $ (7.1)        $ (1.8)
Items not affecting cash:
         Depreciation, depletion and amortization                                 21.8           19.4
         Deferred revenue realized                                                (1.3)          (3.4)
         Site restoration cost accruals                                            0.8            0.4
         Other                                                                    (0.4)          (1.0)
                                                                                  13.8           13.6
Proceeds on restructuring of gold forward sale contracts                             -           21.1
Site restoration cash expenditures                                                (1.1)          (1.2)
Changes in non-cash working capital items
         Accounts receivable                                                       4.6           (2.6)
         Inventories                                                               1.5            0.3
         Marketable securities                                                     1.5              -
         Accounts payable and accrued liabilities                                 (0.8)           2.1
Effect of exchange rate changes on cash                                            0.4           (0.6)
Cash flow provided from operating activities                                      19.9           32.7
Financing:
         Issuance of common shares, net                                           19.0            0.2
         Acquisition of preferred shares of subsidiary company                   (11.1)             -
         Reduction of debt component of convertible debentures                    (1.3)          (1.3)
         Repayment of debt                                                       (10.5)         (24.3)
Cash flow used in financing activities                                            (3.9)         (25.4)
Investing:
         Additions to property, plant and equipment                               (3.1)         (11.5)
         Long-term investments and other assets                                      -           (1.7)
         Proceeds from the sale of property, plant and equipment                   0.1            1.0
         (Increase) decrease in restricted cash                                   (4.0)           2.9
Cash flow used in investing activities                                            (7.0)          (9.3)

Increase (decrease) in cash and cash equivalents                                   9.0           (2.0)

Cash and cash equivalents, beginning of period                                    81.0           77.8

Cash and cash equivalents, end of period                                        $ 90.0         $ 75.8
Supplementary disclosure of cash flow information:
Cash paid for:    Interest                                                      $  0.6         $  1.4
                  Taxes                                                         $  0.4         $  0.3



NOTES TO FIRST QUARTER INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2001.

2. NEW PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively, with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

Change in Statement of Operations and Deficit amounts:
($ millions)                                                 2001
Increase in foreign exchange gain
         for the three months ended March 31, 2001            1.4
Decrease in net loss for the three months
         ended March 31, 2001                                (1.4)
Decrease in deficit - December 31, 2000                       2.2
Decrease in deficit - December 31, 2001                       2.8

3. FINANCIAL STATEMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first quarter of 2002, the mark-to-market adjustments increased the liability by $1.0 million.

4. ACQUISITION OF CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

In 2001, the Company embarked on a strategy to reduce the outstanding book value of the Convertible Preferred Shares of Subsidiary Company ("Kinam Preferred Shares"). The benefit to future consolidated results would be a reduced accrual of the dividends on the Kinam Preferred Shares and lower non-cash charges, such as depreciation, depletion and amortization, due to a negative purchase price discrepancy resulting from the transaction being applied to the carrying value of property, plant and equipment since the Kinam Preferred Shares were trading at a discount to their carrying value for financial reporting purposes. During 2001, the Company acquired 945,400 Kinam Preferred Shares with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February, 2002, and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised will be used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Company anticipates completing a merger between Kinam and a newly created wholly owned subsidiary of the Company in which the remaining non-affiliated shareholders will receive cash for each of their Kinam Preferred Shares. On March 28, 2002, the 652,992 Kinam Preferred Shares tendered had a book value of $35.6 million and were purchased by the Company for $10.4 million ($11.1 million including costs of the tender offer). The $24.5 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

5. STOCK OPTIONS

Effective January 1, 2002, the Company has adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $10.1 million and pro forma EPS would have remained at a loss of $0.03 for the three month period ended March 31, 2002. The fair value of the options granted during the three month period ended March 31, 2002 is estimated to be $0.1 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the period ended March 31, 2002: dividend yield of 0%, expected volatility of 63%; risk-free interest rate of 4.7%; and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its pro forma earnings per share for the period.

6. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the period was $1.01 (2001 - $0.52).

                                                       2002              2001
Weighted average number of common shares
outstanding at March 31st                             337,699           300,931

Add: Options, warrants and participating
    securities as if issued, exercised and
    outstanding at January 1st
    Options                                             3,438                 -
    Restricted shares                                      39                 -
    Convertible debentures(a)                          14,651            14,651
    Redeemable retractable
       preferred shares (b)                             3,175             3,175
       Convertible preferred shares
         of subsidiary company (c)                      1,172             8,926
Weighted average number of common
    shares used for diluted earnings
    per share.                                        360,174           327,683

(a) Convertible debentures - $122.9 million (Cdn. $195.6 million) principal issued and outstanding

(b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding

(c) Convertible preferred shares of subsidiary company - 241,608 shares issued and outstanding to non affiliated shareholders as at March 31, 2001.

7. SEGMENTED INFORMATION

The Company operates five gold mines: Hoyle Pond, located in Ontario, Canada; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska, United States; Blanket, located in Zimbabwe; and Refugio (50.0% ownership), located in Chile. In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.



                                                     Reportable Operating Segments
                                                                                                             Corporate
                                    Hoyle      Kubaka    Fort Knox     Blanket      Refugio     E-Crete      and Other     Total
As at March 31, 2002 and for
  the three months ended
  March 31, 2002:                                                                                                (b)
Mining revenue                      $17.5      $ 15.2      $ 33.0       $   -        $ 2.2       $   -         $ 0.9      $ 68.8
Interest revenue                        -           -           -           -            -           -           0.4         0.4
Interest expense                        -         0.1         0.6           -            -         0.1           0.7         1.5
Depreciation, depletion and
  amortization                        4.7         4.7        12.4           -            -         0.4          (0.4)       21.8
Segment profit (loss)                 3.3         3.5        (7.9)          -          1.0        (1.2)         (5.0)       (6.3)
Segment assets                       85.4        66.2       309.1           -          7.5         8.3          64.5(a)    541.0
Capital expenditures                  1.7         0.1         1.0           -            -         0.2           0.1         3.1

As at March 31, 2001 and for
  the three months ended
  March 31, 2001:                                                                                                 (b)
Mining revenue                      $ 9.5      $ 14.2      $ 26.2       $ 2.6        $ 6.7       $   -         $ 4.9      $ 64.1
Interest revenue                        -         0.4           -         0.2            -         0.1           0.8         1.5
Interest expense                        -         0.4         1.2           -          0.1         0.1           0.8         2.6
Depreciation, depletion and
  amortization                        3.5         5.5         8.2         0.6            -         0.1           1.5        19.4
Segment profit (loss)                (2.0)        0.9        (2.1)       (0.2)         1.2        (0.7)          2.5        (0.4)
Segment assets                       92.9       120.1       344.9        12.2         11.4         7.8          93.8(a)    683.1
Capital expenditures                  3.0         0.2         7.9         0.1            -           -           0.3        11.5


(a) includes $75.8 million (2001 - $48.5 million) in cash and cash equivalents held at the Corporate level

(b)  includes Corporate and other non core mining operations




RECONCILIATION OF REPORTABLE OPERATING SEGMENT (LOSS) PROFIT
TO NET LOSS FOR THE PERIOD:

                                          Three months ended March 31,
                                               2002              2001

Segment loss                                  $ (1.3)          $  (2.9)
Add (deduct) items not included
         in segment (loss) profit:
         Corporate and other                    (5.0)              2.5
                                                (6.3)             (0.4)

Gain on sale of marketable securities            0.3               --
Share in income (loss) of investee companies     0.3             (0.4)
Provision for income taxes                      (1.4)            (1.0)
Dividends on convertible preferred shares
         of subsidiary company                  (0.8)            (1.7)
Net loss for the period                       $ (7.9)          $ (3.5)



ENTERPRISE - WIDE DISCLOSURE:
GEOGRAPHIC INFORMATION:

                                Mining revenue          Mineral properties,
                                                        plant and equipment

                          Three months ended March 31,     As at March 31,
                              2002     2001              2002         2001
United States              $ 33.3     $  30.0          $ 255.9    $ 337.7
Russia                       15.2        14.2             26.2       47.9
Chile                         2.2         7.1               --         --
Other                          --         2.5              5.1       15.1
Total foreign                50.7        53.8            287.2      400.7
Canada                       18.1        10.3             86.9       92.1
Total                      $ 68.8     $  64.1          $ 374.1    $ 492.8



8. CONTINGENCIES

The Company conducts business in Russia through its subsidiary, Omolon Gold Mining Company ("Omolon") which is owned 45.3 % by Russian shareholders. One of the Russian shareholders has asserted that the original issuance of shares was flawed due to a failure to follow certain registration procedures. As a result, the shareholder claims the share issuance is null and void. The shareholder is claiming approximately $43.0 million to cover its original investment plus compounded interest. The Company has been advised by its counsel that Omolon has good defences available to it and is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Federation may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particularly case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon including a possible order that none of the issued shares of Omolon are valid. Other Russian shareholders are threatening to assert similar claims.

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al.v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

9. 2001 FIGURES

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10. SUBSEQUENT EVENT

On April 11, 2002, the Company signed a letter of agreement with a wholly owned subsidiary of Placer Dome Inc. ("Placer") to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada. Placer will own a 51% interest and the Company will own a 49% interest in the Porcupine Area Joint Venture, which will be operated by a Placer affiliate. Placer will contribute the Dome mine and mill and the Company will contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party's ownership interest. Management is currently assessing the potential financial impact of this Joint Venture on the carrying value of the assets contributed to the Joint Venture by the Company.




DIRECTORS

John A. Brough
President
Torwest Inc.

Robert M. Buchan
Chairman and
Chief Executive Officer
Kinross Gold Corporation

Arthur H. Ditto
Vice-Chairman
Kinross Gold Corporation

John M.H. Huxley
Principal
Algonquin Power Corporation

John A. Keyes
Retired Mining Executive

Cameron A. Mingay
Partner
Cassels, Brock & Blackwell LLP

John E. Oliver
Executive Managing
Director and Co-head
Scotia Capital U.S.
Bank of Nova Scotia

OFFICERS

Robert M. Buchan
Chairman and
Chief Executive Officer

Arthur H. Ditto
Vice-Chairman

Scott A. Caldwell
President and
Chief Operating Officer

John W. Ivany
Executive Vice President

Brian W. Penny
Vice President, Finance
and Chief Financial Officer


Jerry W. Danni
Vice President,
Environmental Affairs

Christopher T. Hill
Vice President, Treasurer

Gordon A. McCreary
Vice President,
Investor Relations and Corporate Development

Ronald W. Stewart
Vice President, Exploration

Allan D. Schoening
Vice President,
Human Resources and Community Relations

Shelley M. Riley
Corporate Secretary

CORPORATE OFFICE

52nd Floor, Scotia Plaza
40 King St. West
Toronto, Ontario
Canada M5H 3Y2
Tel: (416) 365-5123
Fax: (416) 363-6622
Email: info@kinross.com
Website: www.kinross.com

U.S. OFFICE

Suite 100,
802 E. Winchester,
Murray, UT 84107
Tel: (801) 290-1101
Fax: (801) 290-1102

TRANSFER AGENT
& REGISTRAR

Computershare Trust
Company of Canada,
Toronto, Ontario
Tel: (416) 981-9633 or
     (800) 663-9097

Computershare Trust
Company Inc.
Denver, Colorado
Tel: (303) 986-5400